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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 10)

                           Publicker Industries Inc.
                      ------------------------------------
                                (NAME OF ISSUER)

                          Common Stock, $.10 par value
                      ------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   744635103
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                                 (CUSIP NUMBER)

                             Joel I. Greenberg, Esq.
                   Kaye, Scholer, Fierman, Hays & Handler, LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8201
                      ------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  May 20, 1998
                      ------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX. / /

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                         (Continued on following pages)

                                 (Page 1 of 5)



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    CUSIP NO. 744635103            SCHEDULE 13D           PAGE  2 OF 5 PAGES


1     NAMES OF REPORTING PERSONS  Harry I. Freund
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                 (a) [ ]
                                                                         (b) [X]
3     SEC USE ONLY

4     SOURCE OF FUNDS *
         PF, OO

5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                                  [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.

   NUMBER OF     7    SOLE VOTING POWER
     SHARES           1,822,489
  BENEFICIALLY
    OWNED BY     8    SHARED VOTING POWER
      EACH            22,100
   REPORTING
  PERSON WITH    9    SOLE DISPOSITIVE POWER
                      1,822,489

                 10   SHARED DISPOSITIVE POWER
                      322,975

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         2,145,464

12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES *                                                       [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         14.8%

14    TYPE OF REPORTING PERSON *
         IN

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!



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                       AMENDMENT NO. 10 TO SCHEDULE 13D

         This Amendment No. 10, dated June 2, 1998, to Schedule 13 (this "Statement") is filed on behalf of Harry I. Freund and amends Schedule 13D filed on behalf of Mr. Freund, as previously amended and restated in its entirety by Amendment No. 9 filed with the Securities and Exchange Commission on March 10, 1995 (the "Schedule 13D"), relating to the common stock, $.10 par value (the "Common Stock") of Publicker Industries Inc., a Pennsylvania corporation (the "Company").

         Items 1, 2 and 3 of the Schedule 13D are hereby amended, and Item 5 of the Schedule 13D is hereby amended and restated in its entirety, as follows:

ITEM 1.  SECURITY AND ISSUER

         This Statement relates to the Common Stock of the Company. The address of the Company's principal executive offices is One Post Road, Fairfield, Connecticut 06430.

ITEM 2.  IDENTITY AND BACKGROUND

         The person filing this Statement is Harry I. Freund. Mr. Freund is Chairman and co-owner of Balfour Investors Incorporated ("Balfour"), a registered broker-dealer. Mr. Freund's business address is Balfour Investors Incorporated, 620 Fifth Avenue, New York, New York 10020.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On May 20, 1998, Mr. Freund purchased 125,000 shares of Common Stock pursuant to the exercise of stock options, at an exercise price of $1.50 per share, for an aggregate purchase price of $187,500. Mr. Freund used his personal funds for the foregoing purchase of Common Stock.

         On May 22, 1998, Mr. Freund's spouse, as custodian ("Custodian") for one of Mr. Freund's children under the Uniform Gifts to Minors Act, purchased 22,100 shares of Common Stock, at a purchase price of $1.475 per share, for an aggregate purchase price of $32,597.50, in a privately negotiated transaction. The personal funds of the custodial account were used for such purchase.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         As of the close of business on the date of this Statement, Mr. Freund may be deemed, pursuant to Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, to own beneficially 2,145,464 or 14.8%, of the Company's 13,141,607 shares of Common Stock outstanding as of such date, including shares of Common Stock which may be acquired by Mr. Freund within 60 days as follows: 666,912 shares through the exercise of stock options and 660,480 shares through the exercise of stock purchase warrants. The shares beneficially owned also include 22,100 shares of Common Stock held by Mr. Freund's spouse, as Custodian, as to which Mr. Freund has shared voting and investment power but disclaims beneficial ownership. In addition, the shares of Common Stock beneficially owned include 300,875 shares that may be deemed to be owned beneficially by Mr. Freund which are held by Balfour for its clients in discretionary accounts, as to which Mr. Freund disclaims beneficial ownership. Messrs. Freund and Jay S. Goldsmith are Chairman and President, respectively, and the only shareholders of Balfour. The discretionary clients of Balfour have the sole power to vote and direct the vote of the shares held in their account. Balfour and its discretionary clients have shared power to dispose of or direct the disposition of the shares held in such clients' accounts. At present, Balfour has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company's Common Stock for all of its discretionary clients.

         See Item 3 above for a description of any transactions in Common Stock that were effected during the past 60 days.

         Except as to the shares of the Company's Common Stock held by the Custodian and by Balfour for its discretionary clients, Mr. Freund has the sole power to vote and dispose of the shares of the Company's Common Stock owned beneficially by him.



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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   June 2, 1998




                                                 /s/  Harry I. Freund
                                                 -------------------------------
                                                 Harry I. Freund

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